Exhibit 1

NXP Semiconductors Reports Third Quarter 2018 Results

	Total NXP	HPMS	Corp. & Other
Revenue	$2.45 billion	$2.35 billion	$94 million
GAAP Gross margin	51.4%	53.3%	2.1%
GAAP Operating margin	90.4%	10.2%	2096.8%

Non-GAAP Gross margin	53.0%	54.6%	11.7%
Non-GAAP Operating margin	30.0%	31.1%	1.1%

EINDHOVEN, The Netherlands, November 1, 2018 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the third quarter 2018 ended September 30, 2018.

“NXP delivered strong results for the third quarter of 2018, with revenue at $2.45 billion, an increase of 2 percent year-on-year, an increase of 7 percent versus the prior quarter and $20 million above the mid-point of our guidance. HPMS segment revenue was $2.35 billion, an increase of 3 percent year-on-year, and an increase of 7 percent from the prior quarter,” said Richard Clemmer, NXP Chief Executive Officer.

“Within Automotive, third quarter revenue was $990 million, up 4 percent year-on-year, with advanced analog and infotainment primarily contributing to the year-on-year growth, while reduced pulls of automotive MCUs from tier-one customers impacted the overall year-on-year growth. Within Secure Connected Devices, third quarter revenue was $717 million, up 1 percent year-on-year driven by the continued demand for general purpose, multi-market MCUs, which were up high single digits, offset by a significant decline in demand for mobile transaction solutions after a strong new customer ramp during 2017. In Secure Interface and Infrastructure, third quarter revenue was $511 million, up 5 percent year-on-year due to early 5G network trials with North American carriers. Lastly, in Secure Identification Solutions, third quarter revenue was $133 million, down 4 percent year-on-year due to lower demand for bank card products.

“During the third quarter, we announced that we are in the process of simplifying our organizational structure, and promoted Kurt Sievers to President. Over Kurt’s tenure with NXP, he has successfully driven the NXP automotive business to become the industry leading automotive semiconductor supplier. These changes will enable us to drive improved cross business line collaboration, deliver holistic platform solutions to our customers and to strengthen our decision-making focus, speed, and efficiency. Additionally, during the quarter, we held a very well attended investor day, where we reiterated our strategic and financial goals. Given our strong balance sheet and the confidence of our strategic product development, we believe we are well positioned to drive significant value for our owners and to materially improve shareholder value. The NXP team is fully energized, focused, and motivated to outperform the market,” said Clemmer.

“In the third quarter, our GAAP operating margin was 90.4 percent, as result of the receipt of the $2 billion termination fee associated with the failed Qualcomm transaction, and continued operational performance” said Peter Kelly, NXP Chief Financial Officer.

“Our third quarter non-GAAP operating margin was 30.0 percent, a decline of 80 basis points as compared to 30.8 percent reported in the third quarter of 2017, as result of product mix and increased R&D investments between the year-on-year periods. On a sequential basis, our non-GAAP operating margin increased 300-basis points due to higher revenue, lower than anticipated incentive accruals and improved operating expense control during the third quarter.

“During the quarter, we returned approximately $4.6 billion to shareholders via our previously announced $5 billion share repurchase program, and we announced a $0.25 per share quarterly cash dividend program. Leverage increased to 1.39x, below our long-term target of 2x as we executed on our previously announced buyback and added $1 billion of debt in the form of a bridge loan,” said Kelly.

Summary of Reported Third Quarter 2018 ($ millions, unaudited)

	Q3 2018	Q2 2018	Q3 2017	Q - Q	Y - Y
Product Revenue	$2,351	$2,193	$2,288	7%	3%
Corporate & Other	$94	$97	$99	-3%	-5%

Total Revenue	$2,445	$2,290	$2,387	7%	2%
GAAP Gross Profit	$1,256	$1,180	$1,215	6%	3%
Gross Profit Adjustments (1)	$(39)	$(30)	$(68)
Non-GAAP Gross Profit	$1,295	$1,210	$1,283	7%	1%
GAAP Gross Margin	51.4%	51.5%	50.9%
Non-GAAP Gross Margin	53.0%	52.8%	53.7%
GAAP Operating Income / (Loss)	$2,211	$137	$163	1514%	1256%
Operating Income Adjustments (1)	1,478	(481)	(572)
Non-GAAP Operating Income	$733	$618	$735	19%	0%
GAAP Operating Margin	90.4%	6.0%	6.8%
Non-GAAP Operating Margin	30.0%	27.0%	30.8%

1)	For an explanation of GAAP to non-GAAP adjustments, please see “Non-GAAP Financial Measures” on page 4 of this release.

Additional Information for the Third Quarter 2018:

•	Capital structure:

•	Total gross debt was $6.36 billion, up from the $5.34 billion at the end of the second quarter of 2018, and down from the $6.56 billion at the end of the third quarter of 2017.

•

Cash was $1.94 billion, a decrease from the $2.98 billion at the end of the second quarter of 2018, and a decrease from the $3.07 billion at the end of the third quarter of 2017. As previously disclosed, the increase in gross debt was due to the $1.0 billion senior unsecured bridge term credit facility agreement, announced on September 20, 2018.

•

Net debt at the end of the third quarter of 2018 was $4.41 billion, an increase from the $2.36 billion at the end of the second quarter of 2018, and an increase from the $3.49 billion at the end of the third quarter of 2017.

•	Trailing twelve months, adjusted EBITDA was $3.18 billion, flat sequentially, and an increase from $3.12 billion at the end of the third quarter of 2017.

•

Financial leverage, defined as net debt divided by trailing twelve months adjusted EBITDA was 1.39x, an increase from 0.74x at the end of the second quarter of 2018, and from 1.12x reported at the end of the third quarter of 2017.

•	Net cash paid for interest was $7 million in the third quarter.

•	Cash flow:

•

Cash flow from operations was $2.62 billion, an increase from the $403 million at the end of the second quarter of 2018, and from the $643 million at the end of the third quarter of 2017 due to the receipt during the quarter of the $2.0 billion termination fee from Qualcomm, and cash generated from ongoing operations.

•

Net capital expenditures on property, plant and equipment was $155 million, an increase from the $129 million at the end of the second quarter of 2018, and a decrease from the $161 million at the end of the third quarter of 2017.

•

Non-GAAP free cash flow, defined as cash flow from operations, less net capital expenditures on property, plant and equipment was $2.46 billion, an increase from the $274 million at the end of the second quarter of 2018, and from the $482 million at the end of the third quarter of 2017.

•	Capital return:

•	During the third quarter of 2018 NXP repurchased 49.0 million shares for a total cost of $4.58 billion as part of the $5 billion share repurchase program announced on July 26, 2018.

•	Weighted average number of diluted shares for the three-month period ended September 30, 2018 was 325 million, a reduction of 22 million shares as compared to the second quarter.

•

During October 2018, the NXP Board of Directors authorized the additional repurchase of approximately 15 million shares, up to the full 20 percent as approved by shareholders at the June 22, 2018 Annual General Meeting. The extended authorization, effective November 1, 2018 is above the completed $5 billion share repurchase program announced on July 26, 2018.

•	On September 10, 2018, NXP declared a $0.25 per share cash dividend. The interim cash dividend was paid to shareholders of record as of September 25, 2018, on October 5, 2018.

•	Working capital and channel inventory metrics:

•	Days of inventory held by NXP was 100 days, down 11 days sequentially versus the second quarter;

•	Days payable was 74 days, down 16 days sequentially from the second quarter;

•	Days sales was 32 days an increase of 1 day sequentially from the second quarter;

•	The cash conversion cycle was 58 days, an increase of 6 days versus the second quarter;

•	Channel inventory held by NXP’s distribution partners was 2.4 months, flat on a sequential basis, and in line with NXPs long-term channel target of 2.5 months, plus or minus a half month.

•	Taxes
•	Cash paid for income taxes related to on-going operations was $33 million.

•	Items not related to on-going operations resulted in additional cash payments of $47 million, which was mainly due to the divestment of the Standard Products business.

•	Manufacturing:

•

SSMC, NXP’s consolidated joint-venture wafer-fab with TSMC, reported third quarter 2018 operating income of $34 million, EBITDA of $45 million and a closing cash balance of $132 million. During the third quarter, SSMC paid a previously announced dividend of $139 million to NXP and TSMC, proportional to ownership in the joint venture.

•	NXP combined wafer-fab utilization averaged 87 percent, as compared to 92 percent in the prior quarter, and 93 percent in the third quarter of 2017.

Supplemental Information for the Third Quarter 2018 ($ millions, unaudited) (1)

	Q3 2018	Q2 2018	Q3 2017	Q-Q	Y-Y
Automotive	$990	$1,008	$948	-2%	4%
Secure Identification Solutions (SIS)	$133	$143	$139	-7%	-4%
Secure Connected Devices (SCD)	$717	$644	$713	11%	1%
Secure Interface & Infrastructure (SI&I)	$511	$398	$488	28%	5%

High Performance Mixed Signal (HPMS)	$2,351	$2,193	$2,288	7%	3%
Corporate & Other	$94	$97	$99	-3%	-5%

Total Revenue	$2,445	$2,290	$2,387	7%	2%

1)

As of January 1, 2019, NXP will begin to provide supplemental revenue information by end-market, defined as Automotive; Industrial & IoT; Mobile; and Communications Infrastructure & Other. To help investors better understand this supplemental information NXP will provide the current and comparable period revenue in both the existing format and the new end market at the time of the fourth quarter earnings release.

Guidance for the Fourth Quarter 2018: ($ millions) (1)

	GAAP			Reconciliation	non-GAAP
	Low	Mid	High		Low	Mid	High
Product Revenue	$2,225	$2,300	$2,375	$—	$2,225	$2,300	$2,375
Q-Q	-5%	-2%	1%		-5%	-2%	1%
Y-Y	-5%	-2%	1%		-5%	-2%	1%
Other Revenue	$90	$90	$90	$—	$90	$90	$90

Total Revenue	$2,315	$2,390	$2,465	$—	$2,315	$2,390	$2,465
Q-Q	-5%	-2%	1%		-5%	-2%	1%
Y-Y	-6%	-3%	0%		-6%	-3%	0%
Gross Profit	$1,182	$1,238	$1,295	$(29)	$1,211	$1,267	$1,324
Gross Margin	51.1%	51.8%	52.5%		52.3%	53.0%	53.7%
Operating Income (loss)	$184	$230	$277	$(487)	$671	$717	$764
Operating Margin	7.9%	9.6%	11.2%		29.0%	30.0%	31.0%
Financial income (expense)	$(69)	$(70)	$(71)	$(13)	$(56)	$(57)	$(58)

Note (1) Additional Information:

1.	GAAP Gross Profit includes Purchase Price Accounting (“PPA”) effects, ($18 million); Stock Based Compensation, ($11 million);
2.	GAAP Operating Profit includes PPA effects, ($381 million); Stock Based Compensation, ($93 million); Merger related costs ($9 million); Other Incidentals, ($4 million);
3.	GAAP Financial Income (expense) includes Other financial expense ($13 million);
4.	Net cash paid for income taxes is expected to be approximately ($30 million);
5.	Non-controlling interest is expected to be approximately ($13 million).
6.	Weighted average diluted share count is expected to be approximately 295 million

NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. Please note, the guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Non-GAAP Financial Measures” below. For the factors, risks, and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances.

Non-GAAP Financial Measures

In managing NXP’s business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. We believe that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company’s results of operations and the factors and trends affecting NXP’s business. We believe that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses and share-based compensation expense, which may obscure trends in NXP’s underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in NXP’s non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).” Please refer to the NXP Historic Financial Model file found on the Financial Information page of the Investor Relations section of our website at www.nxp.com/investor for additional information related to our rationale for using these non-GAAP financial measures, as well as the impact of these measures on the presentation of NXP’s operations.

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) Gross profit, (ii) Gross margin, (iii) Research and development, (iv) Selling, general and administrative, (v) Amortization of acquisition-related intangible assets, (vi) Other income, (vii) Operating income (loss), (viii) Operating margin, (ix) Financial Income (expense), (x) EBITDA, adjusted EBITDA and trailing 12 month adjusted EBITDA, and (xi) free cash flow and free cash flow as a percent of Revenue. The non-GAAP information excludes the amortization of acquisition related intangible assets, the purchase accounting effect on inventory and property, plant and equipment, merger related costs (including integration costs), certain items related to divestitures, share-based compensation expense, restructuring and asset impairment charges, non-cash interest expense on convertible notes, extinguishment of debt, changes in the fair value of the warrant liability prior to January 1, 2016 and foreign exchange gains and losses.

Conference Call and Webcast Information

NXP will host a conference call on November 1, 2018 at 8:00 a.m. U.S. Eastern Time (2:00 p.m. Central European Time) to discuss its third quarter 2018 results and provide an outlook for the fourth quarter of 2018.

Interested parties may join the conference call by dialing 1 – 888 – 603 – 7644 (within the U.S.) or 1 – 484 – 747 - 6631 (outside of the U.S.). The participant pass-code is 6159326 To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better, and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy, and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has over 30,000 employees in more than 30 countries and posted revenue of $9.26 billion in 2017. Find out more at www.nxp.com

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NXP’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; possibility of adverse impacts resulting from the termination of the purchase agreement with Qualcomm; the disruption from the termination of the proposed transaction making it more difficult to maintain business and operational relationships; the diversion of management’s or employees’ attention from ongoing business operations as a result of the termination of the proposed transaction; the ability to successfully execute NXP’s share repurchase program, which may be suspended or discontinued at any time; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know, what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov

For further information, please contact:

Investors: Jeff Palmer jeff.palmer@nxp.com +1 408 518 5411	Media: Jacey Zuniga jacey.zuniga@nxp.com +1 512 895 7398

NXP Semiconductors

Table 1: Condensed consolidated statement of operations (unaudited)

($ in millions except share data)

	Three Months Ended
	Sept. 30, 2018	July 1, 2018	Oct. 1, 2017

Revenue	$2,445	$2,290	$2,387
Cost of revenue	(1,189)	(1,110)	(1,172)

Gross profit	1,256	1,180	1,215

Research and development	(433)	(438)	(392)
Selling, general and administrative	(252)	(242)	(292)
Amortization of acquisition-related intangible assets	(362)	(363)	(363)

Total operating expenses	(1,047)	(1,043)	(1,047)

Other income (expense)	2,002	—	(5)

Operating income (loss)	2,211	137	163

Financial income (expense):
Extinguishment of debt	—	(26)	—
Other financial income (expense)	(119)	(45)	(76)

Income (loss) before taxes	2,092	66	87

Benefit (provision) for income taxes	(311)	(4)	30
Results relating to equity-accounted investees	52	4	6

Net income (loss)	1,833	66	123
Less: Net income (loss) attributable to non-controlling interests	13	12	15

Net income (loss) attributable to stockholders	1,820	54	108

Earnings per share data:
Net income (loss) per common share attributable to stockholders in $:
Basic	$5.64	$0.16	$0.32
Diluted	$5.60	$0.16	$0.31

Weighted average number of shares of common stock outstanding during the period (in thousands):
Basic	322,533	344,120	338,586
Diluted	325,267	347,027	346,152
Cash dividends declared per share	$0.25	—	—

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)

	As of
	Sept. 30, 2018	July 1, 2018	Oct. 1, 2017
Current assets:
Cash and cash equivalents	$1,944	$2,981	$3,065
Accounts receivable, net	845	790	915
Inventories, net	1,284	1,326	1,205
Other current assets	330	414	321

Total current assets	4,403	5,511	5,506
Non-current assets:
Other non-current assets	632	793	862
Property, plant and equipment, net	2,394	2,352	2,288
Identified intangible assets, net	4,762	5,127	6,250
Goodwill	8,865	8,861	8,887

Total non-current assets	16,653	17,133	18,287
Total assets	21,056	22,644	23,793
Current liabilities:
Accounts payable	949	1,072	1,052
Restructuring liabilities-current	62	64	79
Accrued liabilities	1,583	712	818
Short-term debt	1,002	2	754

Total current liabilities	3,596	1,850	2,703
Non-current liabilities:
Long-term debt	5,354	5,341	5,802
Restructuring liabilities	9	9	20
Deferred tax liabilities	502	579	1,325
Other non-current liabilities	790	976	954

Total non-current liabilities	6,655	6,905	8,101
Non-controlling interests	172	159	174
Stockholders’ equity	10,633	13,730	12,815

Total equity	10,805	13,889	12,989
Total liabilities and equity	21,056	22,644	23,793

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flows (unaudited)

($ in millions)

	Three Months Ended
	Sept. 30, 2018	July 1, 2018	Oct. 1, 2017
Cash Flows from operating activities
Net income (loss)	$1,833	$66	$123
Adjustments to reconcile net income (loss):
Depreciation and amortization	497	496	537
Stock-based compensation	83	69	68
Amortization of discount on debt	10	11	10
Amortization of debt issuance costs	2	2	3
Net gain on sale of assets	—	—	—
Loss on extinguishment of debt	—	26	—
Results relating to equity accounted investees	(52)	1	(6)
Changes in deferred taxes	(50)	(67)	(109)
Changes in operating assets and liabilities:	—
(Increase) decrease in receivables and other current assets	(31)	86	3
(Increase) decrease in inventories	42	(76)	(24)
Increase (decrease) in accounts payable and accrued liabilities	310	(225)	36
Decrease (Increase) in other non-current assets	(36)	10	(5)
Exchange differences	1	(5)	8
Other items	6	9	(1)

Net cash provided by (used for) operating activities	2,615	403	643

Cash flows from investing activities:
Purchase of identified intangible assets	(18)	(10)	(16)
Capital expenditures on property, plant and equipment	(156)	(129)	(162)
Proceeds from disposals of property, plant and equipment	1	—	1
Purchase of interests in businesses, net of cash acquired	—	(18)	—
Proceeds from sale of interests in businesses, net of cash divested	127	32	14
Purchase of available-for-sale securities		(7)	—
Proceeds from return of equity investment	4	—	—

Net cash provided by (used for) investing activities	(42)	(132)	(163)

Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	1,000	—	—
Repurchase of long-term debt	—	(1,273)	—
Principal payments on long-term debt	—	(1)	(4)
Cash paid for debt issuance costs	(11)	—	—
Dividends paid to non-controlling interests	(54)	—	(89)
Cash proceeds from exercise of stock options	6	10	36
Purchase of treasury shares	(4,550)	(2)	(2)

Net cash provided by (used for) financing activities	(3,609)	(1,266)	(59)

Effect of changes in exchange rates on cash positions	(1)	(7)	2

Increase (decrease) in cash and cash equivalents	(1,037)	(1,002)	423
Cash and cash equivalents at beginning of period	2,981	3,983	2,642

Cash and cash equivalents at end of period	1,944	2,981	3,065

Net cash paid during the period for:
Interest	7	75	27
Income taxes	80	3	114

NXP Semiconductors

Table 4: Reconciliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)

	Three Months Ended
	Sept. 30, 2018	July 1, 2018	Oct. 1, 2017
High Performance Mixed Signal (HPMS)	2,351	2,193	2,288
Corporate and Other	94	97	99

Total Revenue	$2,445	$2,290	$2,387

HPMS Revenue	$2,351	$2,193	$2,288
Percent of Total Revenue	96.2%	95.8%	95.9%
HPMS segment GAAP gross profit	1,254	1,173	1,203
PPA effects	(19)	(19)	(58)
Stock based compensation	(10)	(8)	(7)
Merger-related costs	(1)	(1)	(1)

HPMS segment non-GAAP gross profit	$1,284	$1,201	$1,269

HPMS segment GAAP gross margin	53.3%	53.5%	52.6%
HPMS segment non-GAAP gross margin	54.6%	54.8%	55.5%
HPMS segment GAAP operating profit	240	160	235
PPA effects	(383)	(383)	(425)
Restructuring	(4)	—	—
Stock based compensation	(82)	(68)	(67)
Merger-related costs	(23)	(7)	(3)

HPMS segment non-GAAP operating profit	$732	$618	$730

HPMS segment GAAP operating margin	10.2%	7.3%	10.3%
HPMS segment non-GAAP operating margin	31.1%	28.2%	31.9%
Corporate and Other Revenue	$94	$97	$99
Percent of Total Revenue	3.8%	4.2%	4.1%
Corporate and Other segment GAAP gross profit	2	7	12
PPA effects	(1)	(1)	(1)
Restructuring	—	—	(1)
Stock based compensation	(1)	—	—
Merger-related costs	(7)	(1)	—

Corporate and Other segment non-GAAP gross profit	$11	$9	$14

Corporate and Other segment GAAP gross margin	2.1%	7.2%	12.1%
Corporate and Other segment non-GAAP gross margin	11.7%	9.3%	14.1%
Corporate and Other segment GAAP operating profit	1,971	(23)	(72)
PPA effects	(1)	(1)	(1)
Restructuring	(1)	1	(7)
Stock based compensation	(1)	(1)	(1)
Merger-related costs	1,937	(18)	(39)
Other incidentals	36	(4)	(29)

Corporate and Other segment non-GAAP operating profit	$1	$—	$5

Corporate and Other segment GAAP operating margin	2096.8%	-23.7%	-72.7%
Corporate and Other segment non-GAAP operating margin	1.1%	0.0%	5.1%

NXP Semiconductors

Table 5: Financial Reconciliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)

	Three Months Ended
	Sept. 30, 2018		July 1, 2018	Oct. 1, 2017
Revenue	$2,445		$2,290	$2,387
GAAP Gross profit	$1,256		$1,180	$1,215
PPA effects	(20)		(20)	(59)
Restructuring	—		—	(1)
Stock Based Compensation	(11)		(8)	(7)
Merger-related costs	(8)		(2)	(1)

Non-GAAP Gross profit	$1,295		$1,210	$1,283

GAAP Gross margin	51.4%		51.5%	50.9%
Non-GAAP Gross margin	53.0%		52.8%	53.7%
GAAP Research and development	$(433)		$(438)	$(392)
Stock based compensation	(34)		(32)	(30)
Merger-related costs	(18)		(2)	—

Non-GAAP Research and development	$(381)		$(404)	$(362)

GAAP Selling, general and administrative	$(252)		$(242)	$(292)
PPA effects	(2)		(1)	(4)
Restructuring	(5)		—	(6)
Stock based compensation	(38)		(29)	(31)
Merger-related costs	(21)		(21)	(41)
Other incidentals	(4)		(4)	(23)

Non-GAAP Selling, general and administrative	$(182)		$(187)	$(187)

GAAP amortization of acquisition-related intangible assets	$(362)		$(363)	$(363)
PPA effects	(362)		(363)	(363)

Non-GAAP amortization of acquisition-related intangible assets	$—		$—	$—

GAAP Other income (expense)	$2,002		$—	$(5)
Restructuring	—		1	—
Merger-related costs	1,961
Other incidentals	40		—	(6)

Non-GAAP Other income (expense)	$1		$(1)	$1

GAAP Operating income (loss)	$2,211		$137	$163
PPA effects	(384)		(384)	(426)
Restructuring	(5)		1	(7)
Stock based compensation	(83)		(69)	(68)
Merger-related costs	1,914		(25)	(42)
Other incidentals	36		(4)	(29)

Non-GAAP Operating income (loss)	$733		$618	$735

GAAP Operating margin	90.4%		6.0%	6.8%
Non-GAAP Operating margin	30.0%		27.0%	30.8%
GAAP Financial income (expense)	$(119)		$(71)	$(76)
Non-cash interest expense on convertible notes	(11)		(11)	(11)
Foreign exchange gain (loss)	(3)		—	(5)
Extinguishment on debt	—		(26)	—
Other financial expense	(71	) 1)	(3)	(3)

Non-GAAP Financial income (expense)	$(34)		$(31)	$(57)

1)

Other financial expense includes one time charges ($60 million) on certain financial instruments and the origination fees ($11 million) related to the $1 billion senior unsecured bridge term credit facility.

NXP Semiconductors

Table 6: Adjusted EBITDA and Free Cash Flow (unaudited)

($ in millions)

	Three Months Ended
	Sept. 30, 2018	July 1, 2018	Oct. 1, 2017
Net Income (loss)	$1,833	$66	$123

Reconciling items to EBITDA
Financial (income) expense	119	71	76
(Benefit) provision for income taxes	311	4	(30)
Depreciation	119	119	157
Amortization	378	377	380

EBITDA	$2,760	$637	$706

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	(52)	(4)	(6)
Restructuring	5	(1)	7
Stock based compensation	83	69	68
Merger-related costs	(1,914)	25	42
Other incidental items	(36)	4	29

Adjusted EBITDA	$846	$730	$846

Trailing twelve month adjusted EBITDA	$3,176	$3,176	$3,116

($ in millions)	Three Months Ended
	Sept. 30, 2018	July 1, 2018	Oct. 1, 2017
Net cash provided by (used for) operating activities	$2,615	$403	$643

Net capital expenditures on property, plant and equipment	(155)	(129)	(161)

Non-GAAP free cash flow	$2,460	$274	$482
Non-GAAP free cash flow as a percent of Revenue	101%	12%	20%